Exhibit 99.1

Great Plains Ethanol, LLC Announces that it has secured a commitment letter for $32.5 million in debt financing, has closed its Initial Public Offering of Class A and Class C Units, and has

purchased land for its plant site.

November 14, 2001, LENNOX, SOUTH DAKOTA.  Great Plains Ethanol, LLC, a South Dakota limited liability company, announced today that it has secured a commitment letter for debt financing of $32.5 million and has closed on its initial public offering of Class A and Class C Units.

On November 7, 2001, the Company entered into commitment letter for a $32.5 million credit facility from AgCountry Farm Credit Services, consisting of $32.5 million in construction loan financing that will be converted to long-term financing on October 1, 2003.  The credit facility is secured by substantially all of the Company’s assets.

The Company’s closing of its initial public offering was contingent upon its raising at least $11.5 million from the sale of Class A and Class C Units and obtaining the debt financing needed to complete the construction of the ethanol plant.  Pending satisfaction of these conditions, all funds were held in escrow.  The Company has met all of the closing conditions and completed the sale of 1,529 Class A Units and 1,973 Class C Units for total proceeds of $17,510,000 in the public offering.  In addition to the funds raised in the public offering, the Company also raised $1,200,000 in private sales to its managing member and an affiliate of the managing member.

On November 7, 2001, the Company exercised its option to purchase land for the plant site in Turner County, South Dakota at a total purchase price of $289,560.

“Obtaining debt financing and closing on its equity offering are significant achievements for Great Plains Ethanol since they allow the Company to move forward with the development of its business and the construction of the ethanol plant,” said Brian Minish, Chief Executive Officer of Great Plains Ethanol.  Construction of the ethanol plant is scheduled to begin in the spring of 2002.

About Great Plains Ethanol, LLC.

                Great Plains Ethanol, LLC is a recently formed limited liability company planning to construct a 40 million-gallon per year ethanol plant in Turner County, South Dakota.  The principal products that the Company intends to produce are ethanol and animal feed.

FORWARD LOOKING INFORMATION

The above information contains forward-looking statements made within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties as described by the Company’s periodic filings and Registration Statement on Form SB-2 filed with the Securities and Exchange Commission.  Actual results could and likely will differ materially from those anticipated depending on a variety of factors.  Among the factors that could cause results to differ materially are those contained in the Company’s filings with the Securities and Exchange Commission including its Form SB-2 registration statement, and other SEC filings.  These risks and uncertainties include, without limitation, inability to collect on subscriptions from investors, inability to generate cash for debt service, inability to control costs or expenses, the Company’s lack of operating history, changes in government regulations, and substantial conflicts of interest in the Company’s business structure.  The Company does not undertake any obligation to update any such factors or to publicly announce developments or events relating to the matters described herein.